15049036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
194

SEC FILE NUMBER
8-50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	Texas	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Burnette (713) 831-4132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree Street, Suite 2600	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cindy Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/ FINOP

Title

Notary Public

REGINA M MORRISON
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
SEPT. 11, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Schedule
December 31, 2014

VALIC Financial Advisors, Inc.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management of VALIC Financial Advisors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2014 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The supplemental schedule (Computation of Net Capital Under Rule 15c3-1) is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental schedule (Computation of Net Capital Under Rule 15c3-1) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419-1000, F: (678) 419-1239, www.pwc.com/us

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 36,075,280
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	671,200
Accounts receivable from affiliates	175,888
Dealer concession receivable	1,262,897
Dealer concession receivable from affiliates	905,085
Advisory service fee receivable	26,047,019
Service fee receivable	2,149,700
Interest receivable	2,512
Prepaid expenses and other assets	86,377
Total assets	$ 67,430,960
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable to affiliates	$ 519,794
Commissions payable	14,408,527
Accrued liabilities	1,833,284
Federal income tax payable to affiliate - current	223,620
State income and sales tax payable	230,095
Total liabilities	17,215,320
Commitments and contingencies (note 8)	
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	46,184,270
Total stockholder's equity	50,215,640
Total liabilities and stockholder's equity	$ 67,430,960

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenues	
Dealer concession revenue	$ 15,122,884
Dealer concession revenue from affiliates	151,343,171
Service fee income	25,057,618
Service fee income from affiliates	635,194
Advisory service fees	94,839,464
Interest	13,803
Other	3,662,770
Total revenues	290,674,904
Expenses	
Commissions	189,886,142
Selling expenses	71,898
General and administrative	19,318,778
Licenses and fees	1,882,988
Professional fees	118,800
Clearing fees	932,320
Total expenses	212,210,926
Income before taxes	78,463,978
Income tax expense (note 9)	29,118,789
Net income	$ 49,345,189

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2014	$ 1,000	$ 4,030,370	$ 33,639,081	$ 37,670,451
Dividends paid to Parent	-	-	(36,800,000)	(36,800,000)
Net income	-	-	49,345,189	49,345,189
Balances at December 31, 2014	$ 1,000	$ 4,030,370	$ 46,184,270	$ 50,215,640

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Operating activities	
Net income	$ 49,345,189
Reconciling adjustments to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(215,500)
Accounts receivable from affiliates	448,862
Federal income tax receivable from affiliate – current	1,241,659
Dealer concession receivable	(114,952)
Dealer concession receivable from affiliates	(88,815)
Advisory service fee receivable	(2,475,519)
Service fee receivable	(637,200)
Interest receivable	(1,372)
Prepaid expenses and other assets	58,196
Accounts payable to affiliates	(1,764,575)
Commissions payable	1,973,924
Accrued liabilities	494,637
State taxes payable to affiliate	96,677
Federal income tax payable to affiliate - current	223,620
Net cash provided by operating activities	48,584,831
Financing activities	
Dividends paid to Parent	(36,800,000)
Net cash used in financing activities	(36,800,000)
Net increase in cash and cash equivalents	11,784,831
Cash and cash equivalents	
Beginning of year	24,290,449
End of year	$ 36,075,280
Supplemental cash flow information	
Federal and State taxes paid to affiliate	$ 25,093,260

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company.

The Company is a party to a selling agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell shares of mutual funds advised by SunAmerica Asset Management, LLC, also an indirect, wholly owned subsidiary of AIG.

The Company is a party to selling and agency agreements with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products and other life insurance products issued by AGL.

The Company is a party to a selling agreement with The United States Life Insurance Company in the City of New York ("USL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products issued by USL in the State of New York.

2. Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by AIG. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from AIG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2014, the deferred federal income taxes receivable from an affiliate was $52,538, and the current federal income taxes payable to an affiliate was $223,620. At December 31, 2014, the deferred state income taxes receivable was $2,300 and the state taxes payable to an affiliate was $230,095.

Cash and Cash Equivalents

The Company has cash of $516,209 deposited in financial institutions that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal.

Cash equivalents of $35,559,071 at December 31, 2014 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Dealer Concession Revenue

Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income

The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees

Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Management has determined that the fair value of the Company's money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as a Level 1 security.

There were no Level 3 securities at December 31, 2014. During 2014, there were no transfers of securities between levels.

Future Application of Accounting Standards
In August 2014, the Financial Accounting Standards Board issued guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard is effective in 2016. Early adoption is permitted. The guidance is not expected to significantly impact the Company's financial statements.

In May 2014, the Financial Accounting Standards Board issued an accounting standard that supersedes most existing revenue recognition guidance. The standard excludes from its scope the accounting for insurance contracts, leases, financial instruments, and other agreements that are governed under other US GAAP guidance, but affects the revenue recognition for certain of the Company's other activities.

The standard is effective for interim and annual reporting periods beginning after December 15, 2016 and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. Early adoption is permitted. The Company plans to adopt the standard on the required effective date of January 1, 2017 and is assessing the impact of the standard on the Company's financial condition, results of operations, and cash flows.

3. Accounts Receivable, Dealer Concession Receivable, Advisory Service Fee Receivable, and Service Fee Receivables

Amounts due to the Company at December 31, 2014 consisted of fees and commissions from the Company's clearing brokers. These receivables are short term in nature; therefore, the carrying value approximates fair value.

4. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds on deposit with the clearing brokers to meet this requirement. As of December 31, 2014, there were no amounts owed to the clearing brokers by these customers.

5. Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3$% of aggregate indebtedness.

At December 31, 2014, the Company had net capital of $19,464,188, which was $18,316,499 in excess of its required net capital of $1,147,689. The ratio of aggregate indebtedness to net capital is .885 to 1. See Schedule I.

The Company claims exemption from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

The Company claims exemption from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

6. Transactions With Affiliates

During 2014, the Company paid dividends to VALIC of $36,800,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices are allocated and paid by SunAmerica Services Company ("SASCO") based on the SASCO shared service agreement with VFA. These expenses are included in the statement of operations as total expenses from Parent.

Dealer concession revenue from affiliates of $151,343,171 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $905,085 represents amounts due at December 31, 2014 for these services.

SASCO charges the Company for various administrative services provided. During 2014, the Company paid SASCO $21,271,573 for these services that are reflected in total expenses in the accompanying statement of operations.

Accounts payable to affiliates of $519,794 at December 31, 2014 consists of various operating expenses due to SASCO.

During 2014, the Company engaged in selling fixed and variable annuity products of $97,236,741 and group plans of $12,978,661 offered by its Parent which are reflected in dealer concession revenue from affiliates and commissions in the accompanying statement of operations.

During 2014, the Company paid $815,048 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent fees deposited by the Company.

Accounts receivable from affiliates of $175,888 at December 31, 2014 consists of various operating expenses due from VALIC.

Balances with affiliates are settled monthly

At December 31, 2014 the Company had the following intercompany receivables and payables due to and from affiliates:

	Due (To)	Due From
Variable Annuity Life Insurance Company	-	175,888
SunAmerica Service Co.	(519,794)	-
	(519,794)	175,888

7. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2014. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2014.

8. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal and regulatory proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liabilities with regard to the right. During 2014, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

9. Income Taxes

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with ASC 740 (Accounting for Income Taxes) are as follows:

	Current	Deferred	Total
Federal	$ 26,558,538	$ 14,910	$ 26,573,448
State income and franchise	2,539,841	5,500	2,545,341
	$ 29,098,379	$ 20,410	$ 29,118,789

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for income tax reporting purposes. These deferred income taxes are included in prepaid expenses and other assets. The significant components of the deferred tax assets and liabilities are as follows:

Deferred Tax Assets:	
Commission accrual	$ 50,960
Internally developed software	5,406
Total deferred tax assets	56,366
Deferred Tax Liabilities:	
Furniture and fixtures	1,181
State income taxes	347
Total deferred tax liabilities	1,528
Net deferred tax assets	54,838

The difference between the federal statutory tax rate of 35% and the Company's effective income tax rate of 37.11% for the year ending December 31, 2014 is primarily due to the tax impact of state taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is currently under Internal Revenue Service examination for the taxable years 2002-2006. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2013 remain subject to examination by major tax jurisdictions.

10. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 27, 2015, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2014

Schedule I

Net capital		
Total stockholder's equity	$	50,215,640
Deductions and/or charges:		
Non-allowable assets:		
Funds deposited with clearing organizations		5,002
Accounts receivable		671,200
Accounts receivable from affiliates		175,888
Dealer concession receivable from affiliates		905,085
Advisory service fee receivable		26,047,019
Service fee receivable		2,149,700
Prepaid expenses and other assets		86,377
		30,040,271
Net capital before haircuts on securities positions		20,175,369
Haircuts on securities:		
Money market fund		711,181
Net capital	$	19,464,188
Aggregate indebtedness	$	17,215,320
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$	1,147,689
Excess net capital	$	18,316,499
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	17,742,656
Ratio: aggregate indebtedness to net capital		.885 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA amended filing on February 25, 2015.